Writer's Direct Number	Writer's E-mail Address
212.756.2208	david.rosewater@srz.com

May 5, 2014

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos Senior Special Counsel, Division of Corporation Finance Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Washington, D.C. 20549

Re:	ValueVision Media, Inc. ("ValueVision" or the "Company") Preliminary Proxy Statement on Schedule 14A Filed April 24, 2014 by Clinton Group, Inc., et. al. File No. 000-20243

Dear Mr. Panos:

On behalf of Clinton Relational Opportunity Master Fund, L.P. and its affiliates (collectively, "Clinton"), Thomas D. Beers, Mark Bozek, Ronald L. Frasch, Thomas D. Mottola, Robert Rosenblatt and Fred Siegel (each, a "Filing Person" and collectively with Clinton, the "Filing Persons"), we are responding to your letter dated May 1, 2014 (the "SEC Comment Letter") in connection with the Preliminary Proxy Statement on Schedule 14A filed on April 24, 2014 (the "Preliminary Proxy Statement"). We have reviewed the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, Clinton is filing a revised Preliminary Proxy Statement on Schedule 14A (the "Revised Proxy Statement"). The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

For your convenience, we are emailing to your attention a copy of the Revised Proxy Statement, including a copy marked to show the changes from the Preliminary Proxy Statement.

Preliminary Schedule 14A

General

1.	Please advise us, with a view toward revised disclosure, whether Mr. Gregory P. Taxin should be identified as a participant in this solicitation and included among the individuals named as persons filing your proxy statement. We note that Mr. Taxin was identified as the signatory on proxy solicitation material filed February 4, 2014.

In response to your comment, the Filing Persons respectfully note that Greg Taxin is not soliciting proxies in his individual capacity and as such need not be identified as a participant in the solicitation. Instruction 3 to Item 4 of Schedule 14A excludes from the definition of participant "any person regularly employed as an officer or employee of the registrant…who is not otherwise a participant." Such exclusion applies to regular employees of participants that are not registrants. Mr. Taxin is a regular employee and authorized signatory of Clinton Group, Inc. and signed the proxy solicitation material filed on February 4, 2014 in such capacity. Therefore, it is the Filing Persons' belief that Mr. Taxin need not be identified as a Participant in the solicitation.

2.	We note the Participants have made statements that appear to directly or indirectly impugn the character, integrity or personal reputation of ValueVision Media, Inc. management, or make charges of illegal, improper or immoral conduct without adequate factual foundation. Disclose the factual foundation for such assertions either in the proxy statement or on a supplemental basis, or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Please refer to Rule 14a-9. For example, provide support for the following statements and assertions:
•	the lack of belief "that the current board of directors of the Company [ ] is acting in the best interests of the Company's shareholders."

In response to your comment, the Filing Persons have revised the disclosure on page 1 of the Revised Proxy Statement to delete the foregoing statement and state instead the Filing Persons' belief that the Company can do a better job of generating shareholder value from its uncommon assets and market position. Support for such statement is contained throughout the Revised Proxy Statement.

•	the implied suggestion that because shareholders' interests currently are not adequately represented, you are "seeking to change a majority of the Board to ensure that the interests of the shareholders are appropriately represented in the boardroom…"

In response to your comment, the Filing Persons have deleted the disclosure on page 2 of the Revised Proxy Statement.

Information on the Participants

3.	Please discuss briefly the reason(s) that the Group Agreement, particularly with respect to Cannell, was terminated.

In response to your comment, the Filing Persons respectfully note that Clinton entered into the group agreement with Cannell Capital LLC and its affiliates ("Cannell") on October 30, 2013 (the "Group Agreement") for the purpose of jointly delivering a written demand (the "Demand") in accordance with the By-laws of ValueVision to call a special meeting of the stockholders of the Company. On February 4, 2014, ValueVision cancelled the special meeting that was called by ValueVision pursuant to the Demand and, accordingly, Clinton and Cannell terminated the Group Agreement. The Filing Persons respectfully note that Clinton and Cannell do not currently have any agreement or understanding with respect to the annual meeting of stockholders of the Company (the "Annual Meeting") or any other matter.

Reasons for Our Solicitation

4.	Please provide additional detail regarding the basis for the Participants' belief that they can "generate significant profits for shareholders" from the Company's "uncommon asset, its nearly ubiquitous cable and satellite distribution in the United States."

In response to your comment, the Filing Persons respectfully submit that this sentence is part of a two-sentence introductory paragraph for the section entitled “Reasons for Our Solicitation” and aims to be a summary of the points discussed in such section. The Filing Persons have revised the disclosure on page 6 of the Revised Proxy Statement to clarify that the basis for their belief that the Nominees can help to generate significant profits is described more fully throughout such section.

Proposal 1 – Election of Directors

5.	We note the Participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw and if any nomination deadline has passed. In addition, please confirm that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

In response to your comment, the Filing Persons note that the By-laws of the Company do not specify any requirements for the nomination of substitute or additional nominees. In Clinton's notice to the Company of its intent to nominate persons for election to the Board and present proposals at the Company's Annual Meeting, dated February 24, 2014 (the "Notice"), Clinton indicated that it retained the right to nominate additional nominees if more than seven directors are to be elected at the Annual Meeting and alternate nominees as chosen by Clinton if, due to death or disability, any Nominee or additional nominee is unable to stand for election at the Annual Meeting or for good cause will not serve. The Company has not objected to our retention of such rights. The Filing Persons believe that they have satisfied any advance notice requirements of the By-laws by timely reserving their rights to provide such additional or substitute nominees.

In addition, the Filing Persons confirm that, should the Filing Persons lawfully identify or nominate substitute nominees before the Annual Meeting, the Filing Persons will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

6.	Please disclose the time period during which Mr. Bozek was the Chief Executive Officer of Home Shopping Network.

In response to your comment, the Filing Persons have revised the disclosure on page 12 of the Revised Proxy Statement to state that Mr. Bozek served as Chief Executive Officer of Home Shopping Network from January 1999 to January 2003.

7.	Please revise your description of Mr. Frasch's business experience to provide the business experience for the last five years as required by Item 401(e)(1) of Regulation S-K. We note a gap from November 2013 to February 2014.

In response to you comment, the Filing Persons have revised the description of Mr. Frasch's business experience on page 12 of the Revised Proxy Statement to reflect his position as principal of Ron Frasch Associates, LLC, a consulting firm he organized in January 2014. In addition, the Filing Persons respectfully note that Mr. Frasch was not employed from the time he was no longer employed by Saks Fifth Avenue in November 2013 until he formed Ron Frasch Associates, LLC in January 2014. The Filing Persons therefore believe that no additional revisions to Mr. Frasch's business experience are required in the Revised Proxy Statement because no additional information regarding Mr. Frasch's business experience has been omitted.

Proposal 2 – By Law Repeal Proposal

8.	We note that this Proposal, if approved, will repeal any provision of the Company's by-laws that was not included in the by-laws filed with the SEC on September 27, 2010, if such bylaws are "inconsistent with or disadvantageous to the election of the nominees." Please provide additional disclosure or clarity regarding the "inconsistent with or disadvantageous to" standard that will be applied in determining whether by-laws enacted subsequent to September 27, 2010 will be repealed. Disclose who will serve as the arbiter in deciding whether such a bylaw exists, how any bylaw could be reasonably construed to be "inconsistent with" the "election of nominees," and an illustrative example that demonstrates how such an inconsistency could occur.

In response to your comment, the Filing Persons have revised the disclosure on page 17 of the Revised Proxy Statement to include the requested disclosure.

9.	Disclose that approval of this proposal may result in the repeal of bylaws aligned with the interests of security holders other than the participants.

In response to your comment, the Filing Persons have revised the disclosure on page 17 of the Revised Proxy Statement to state that approval of the By-law Repeal Proposal may result in the repeal of By-laws aligned with the interests of shareholders other than the Participants.

Proposal 5 – Advisory Vote on Executive Compensation

10.	We note your statement that a "'change in control'" is defined to include "a significant change in the composition of the board." Please disclose whether the successful election of all of your nominees would trigger any change in control compensatory arrangements. Quantify the amount of such payments to the extent practicable.

In response to your comment, the Filing Persons have revised the disclosure on pages 15-16 of the Revised Proxy Statement to disclose that the successful election of all of the Nominees could trigger change in control compensatory arrangements and to quantify such amounts to the extent practicable.

Solicitation of Proxies

11.	We note that proxies may be solicited by mail, facsimile, telephone, Internet, in person or by advertisement. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Please refer to Rule 14a-6(b) and (c) and confirm your understanding in this regard.

In response to your comment, the Filing Persons confirm their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.

12.	If you solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

In response to your comment, the Filing Persons confirm that they do not plan to solicit proxies via Internet chat rooms.

Important Notice Regarding the Availability of this Proxy Statement

13.	We noticed that the proxy statement and other soliciting materials will be available "on the Internet." Please confirm that the participants are not relying upon Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f), or advise.

In response to your comment, the Filing Persons confirm that the Participants are not relying upon Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f).

* * *

Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2208.

Very truly yours,

/s/ David E. Rosewater

David E. Rosewater